Exhibit 99.124

mCloud Announces Closing of kanepi Acquisition

• Closed previously announced acquisition of kanepi Group Pty Ltd, adding C$2.4 million in annual recurring revenues

• Added 3,423 connected assets totaling 54,770 in Q3 2020 boosted by an increase in activity during the month of September

• Anticipates October closing of first C$3 million in pull forward of deferred contract revenues

• Expects additional early contract cash collections to grow quarterly, aligned with multi-year total contract values

VANCOUVER, BC, Oct. 13, 2020 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it had closed its acquisition of kanepi Group Pty Ltd ("kanepi"), an information, visualization, and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore. The Company originally announced the acquisition of kanepi on June 25, 2020.

As consideration for the acquisition of kanepi, the Company paid to the sellers of kanepi an aggregate cash consideration of AUD$5,000,000 and issued 2,669,090 common shares of the Company as agreed on June 25, 2020, subject to compliance with the policies of the TSX Venture Exchange ("TSX-V"). Shares are subject to a 30-month lock-up, with 25 percent of the shares released from the lock-up on the 12, 18, 24, and 30-month anniversaries of the closing date.

In addition, subject to kanepi earning AUD$10,000,000 of revenue during the 12-month period following closing, or AUD$14,000,000 of revenue during the 24-month period following closing, or kanepi meeting certain customer acquisition targets during such periods, the Company may make two additional payments to the sellers of AUD$1,000,000 each (the "Earn-out Payments"). If earned, 50 percent of each Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of common shares based on a price per share equal to the volume weighted average trading price of the common shares on the TSX-V for the 15 trading days immediately prior to the date on which the applicable earn-out condition is satisfied.

mCloud adds 3,423 connected assets in Q3 2020

mCloud also announced today it had added 3,423 connected assets to its AssetCare™n portfolio and grown its total count to 54,770 in the third quarter ended September 30, 2020 ("Q3 2020"), showing an approximate 42 percent increase in assets under management since Q3 2019. Despite pandemic restrictions, the Company exceeded the 2,675 assets it added in Q2 2020.

This was due in part to a pick-up in activity in mid-September, a sign of customers resuming operations. The Company saw a record increase in requests for commercial proposals from its Connected Building segment, which were primarily driven by the indoor air quality solution mCloud originally announced in May 2020 to help businesses return to work.

The Company spotlighted the AssetCare solution and its ability to meet new stringent air quality standards being implemented by health and safety authorities during mCloud's Connect user conference in September with a panel including Dr. Stephanie Taylor from the ASHRAE Epidemic Task Force, Dr. Mark Ereth from the Mayo Clinic, and John Macomber from Harvard University and the co-author of "Healthy Buildings: How Indoor Spaces Drive Performance and Productivity."

mCloud and its customers have established terms to "pull forward" capital from multi-year contracts. mCloud's AssetCare contracts are typically based on a term of three years or more. The Company expects to collect the first approximately C$3 million from contracts in October.

"As our anticipated Total Contract Values, or TCV, grows with every customer we connect, this common, early-phase operating practice for SaaS-based companies will accelerate mCloud's growth," noted Russ McMeekin, mCloud President and CEO. "As businesses rebuild to be successful in this new reality requiring digital and remote technologies, mCloud is ready to help customers thrive with the technology and capital we have available."

Russ McMeekin and kanepi Managing Director Tim Haywood recently discussed the benefits and synergies already underway resulting from the combination of the two companies. See the video on mCloud's video channel at https://www.mcloudcorp.com/blog/qa/mcloud-kanepi-interview.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 54,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the pull forward of deferred contract revenues and additional cash collections from customer contracts.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2020/13/c4740.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420- 1781

CO: mCloud Technologies Corp.
CNW 07:00e 13-OCT-20